UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: November 10, 2008

2

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

November 10, 2008

FOR IMMEDIATE RELEASE

CAMTEK REPORTS COST REDUCTION MEASURES

        MIGDAL HA’EMEK, Israel, November 10, 2008 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced today that it has implemented a cost reduction plan, one element of which involves reducing its global work force by about 55 employees. This reduction represents about 12% of the Company’s total workforce.

“As a responsible organization we must act conservatively, monitor our business expenses and profitability and be prepared for a business slowdown in light of the global economic turmoil”, said Rafi Amit, Camtek’s CEO. “We have preserved our R&D capabilities in order to position ourselves for the future recovery of our markets.”

On November 18, 2008, Camtek will report its financial results for the third quarter and nine months ended September 30, 2008.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL:
Mira Rosenzweig, CFO	Ehud Helft/Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604-8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0703	info@gkir.com
mirar@camtek.co.il

3